India Globalization Capital, Inc.
4336 Montgomery Avenue
Bethesda, MD 20814

January 3, 2013

VIA EDGAR
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:
India Globalization Capital, Inc.
POS AM with Accession Number: 0001185185-12-002892
Registration Statement on Form S-1,
initially filed on March 5, 2012 (File No. 333-179902)
and amended on April 27, 2012 and December 26, 2012
FORM AW- APPLICATION FOR WITHDRAWAL

Ladies and Gentlemen:

India Globalization Capital, Inc. (the “Registrant”), hereby applies, pursuant to Rule 477(a) of the Securities Act of 1933, as amended, to withdraw the above-referenced Post-effective Amendment with Accession Number: 0001185185-12-002892.

Please be advised that on December 31, 2012 a form type “CORRESP” regarding the Registration Statement on Form S-1, initially filed on March 5, 2012 (File No. 333-179902) was wrongly filed as form type “POS AM”.  Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the POS AM with the Accession Number: 0001185185-12-002892 be issued by the SEC as soon as reasonably possible. The correct correspondence has already en filed on form “CORRESP”.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Ram Mukunda at 301-983-0998.

Thank you in advance for your assistance.

Respectfully yours,

/s/ Ram Mukunda
Ram Mukunda
President